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Mail SEC
FEB 29 2012
Washington, DC
122

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52830

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RESOURCE HORIZONS GROUP, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 CHURCH STREET EXT. NE, 3RD FLR
(No. and Street)

MARIETTA (City) GA (State) 30060 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID K. MILLER 770-319-1970
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDMAN & COMPANY, CPAs, P.C
(Name – *if individual, state last, first, middle name*)

316 ALEXANDER ST. S.E., STE. #4 (Address) MARIETTA (City) GA (State) 30060 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID K. MILLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RESOURCE HORIZONS GROUP, L.L.C., as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

SUSAN M YUHAS
MY COMMISSION EXPIRES
APRIL 14 2014
COBB COUNTY, GA
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flow.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (O) Independent Auditor's Report on Internal accounting structure required by SEC Rule 17a-5.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RESOURCE HORIZONS GROUP, L.L.C.

(A Limited Liability Company,
Wholly Owned by
Resource Horizons Holding Company, L.L.C.)

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2011 AND 2010

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Member
Resource Horizons Group, L.L.C.
Atlanta, Georgia

We have audited the accompanying statements of financial condition of Resource Horizons Group, L.L.C., (a Delaware Company) as of December 31, 2011 and 2010, and the related statements of operations, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to Rule17a-5 under the Security and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company's financial statements do not reflect member distributions as more fully described in Note 3c.

In our opinion, except as more fully described in note 3b, the financial statements referred to above present fairly, in all material respects, the financial position of Resource Horizons Group, L.L.C., as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldman & Company, CPAs, PC
Marietta, Georgia
February 24, 2012

RESOURCE HORIZONS GROUP, LLC
STATEMENT OF FINANCIAL CONDITION

Exhibit A

	December 31, 2011	December 31, 2010
ASSETS		
Cash & Cash Equivalents	$ 688,411	$ 483,412
Deposit with Clearing Organization	75,000	75,000
Receivable from Clearing Organizations	314,624	314,016
Other Receivable	3,655	10,606
Prepaid Expenses	4,258	54,103
Other Assets	94,202	96,215
Advances to Related Party	1,912,436	1,616,695
TOTAL ASSETS	$ 3,092,586	$ 2,650,047
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accrued Expenses	$ 179,376	$ 23,715
Advance Payments Received	146,620	138,119
Commissions Payable	321,411	321,696
TOTAL LIABILITIES	647,407	483,530
MEMBER'S EQUITY	2,445,179	2,166,517
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 3,092,586	$ 2,650,047

The Accompanying Notes are an Integral Part of these Financial Statements

Exhibit B

RESOURCE HORIZONS GROUP, LLC
STATEMENT OF OPERATIONS

	Year Ended December 31, 2011	Year Ended December 31, 2010
REVENUE		
Commissions	$ 10,620,390	$ 9,338,337
Interest and Other Income	102,606	31,791
Total Revenue	$ 10,722,996	$ 9,370,128
COSTS AND EXPENSES		
Employee Compensation & Benefits, net	9,094,237	7,972,164
Communications & Data Processing	63,765	60,420
Management Fees	960,000	600,000
Other Expenses	326,332	368,437
Total Costs and Expenses	$ 10,444,334	$ 9,001,021
NET INCOME	$ 278,662	$ 369,107

Exhibit C

RESOURCE HORIZONS GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY

	Member's Equity
BALANCE - December 31, 2009	$ 1,797,410
2010 Net income	369,107
BALANCE - December 31, 2010	2,166,517
2011 Net income	278,662
BALANCE - December 31, 2011	$ 2,445,179

RESOURCE HORIZONS GROUP, LLC
STATEMENT OF CASH FLOWS

Exhibit D

	December 31, 2011	December 31, 2010
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 278,662	$ 369,107
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:		
(Increase) Decrease in Operating Assets:		
Receivable from Clearing Organizations	(608)	(120,181)
Other Receivable	6,951	4,704
Prepaid Expenses	49,845	(2,966)
Other Assets	2,013	(96,215)
Advances to Related Parties	(295,741)	(260,216)
Increase (Decrease) in Operating Liabilities:		
Accrued Expenses	155,661	20,913
Advance Payments Received	8,501	138,119
Commissions Payable	(285)	110,816
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 204,999	$ 164,081
INCREASE IN CASH AND CASH EQUIVALENTS	204,999	164,081
CASH AND CASH EQUIVALENTS:		
BEGINNING OF YEAR	483,412	319,331
END OF YEAR	$ 688,411	$ 483,412

RESOURCE HORIZONS GROUP, L.L.C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. The Company was formed May 18, 2000, primarily for the purpose of qualifying and operating as a broker-dealer engaged in various financial businesses including the trading and brokerage of equity and debt securities, the sale of mutual funds and other investment products and investment management services. It is wholly owned by Resource Horizons Holding Company, L.L.C., The Company is registered with the Securities and Exchange Commission, FINRA, and various states' securities commissions.

B. Maintenance and repairs are charged to income, and renewals and betterments of property are capitalized.

C. Commission income and the related expense are recorded on a settlement date basis that is not significantly differently different than trade date basis. The Company recognizes a receivable of investment company fees to the extent of the related commissions payable and is included in receivable from clearing organization and commissions payable.

D. Cash and cash equivalents include cash on hand, money market accounts, and short term investments with maturities of less than 90 days. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

E. Use of Estimates-The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

F. Resource Horizons Group, L.L.C. clears all transactions with and for customers on a fully disclosed basis with its clearing broker-dealer, which carries all customer accounts and maintains and preserves all books and records pertaining thereto.

G. Expense Sharing Agreement - The Company has an expense sharing agreement with its parent company, Resource Horizons Holding Company, L.L.C. (the "parent"). The two companies share certain expenses, such as employees, office space, insurance, telephone and computer equipment and other expenses. The Company paid the parent $960,000 and $600,000 in 2011 and 2010, respectively, under this arrangement. Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

H. Income taxes: Income taxes have not been provided because the member elected to be treated as a small business corporation for income tax purposes as provided in Section 1372(a) of the Internal Revenue Code. As such, the income or loss and credits are passed to the members and combined with their other personal income and deductions to determine taxable income on their individual tax returns.

The Company has adopted the provisions of FASB Accounting Standards Classification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the US Federal jurisdiction and the state of Georgia, is no longer subject to US federal income tax examination for years before 2008.

I. Subsequent Events: The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through February 24, 2012, the date in which the financial statements were available to be issued.

2. CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of deposits at banks. Balances at times may exceed federally insured limits.

The Company is engaged in various activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do no fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

3. RELATED PARTY TRANSACTIONS

An affiliate of the Company collects, on behalf of the Company as required by various state statutes, all of the commissions generated by registered representatives of the Company for variable and universal insurance products. The affiliate forwards all such commission income to the Company. The Company then pays the related commission expense associated with these transactions to the registered representatives.

An affiliate of the Company is an SEC Registered Investment Advisory firm. The Company acts as the paying agent for the affiliate's commission expenses paid to the registered representatives.

The majority of the Company's operating expenses, excluding commission expense, are paid by the parent in accordance with the agreement noted in Note 1. The Company has no employees. All personnel used by the Company are employees of the parent. The Company has advanced funds to the parent during the year for cash flow purposes. At December 31, 2011 and 2010, the parent owed the Company $1,758,807 and $1,458,807 respectively, which is included in advances to related party.

3a. CONTINGENT LIABILITY

In 2011 and 2012, the Company was named as a party to legal action through FINRA arbitration procedures for reimbursement for losses and interest sustained by two clients in the years 2010 and 2011. In addition, the Company has been named as a defendant in two bankruptcy cases requesting repayment of commissions. The Company plans to vigorously defend these cases. Management estimates the possible exposure related to these cases to be between $50,000 and $175,000. Management has included $150,000 in 2011 as part of Other Expenses related to this possible loss and is included in Accrued Expenses at December 31, 2011.

3b. RELATED PARTY ADVANCE

A related party advance should be classified as a member's distribution at December 31, 2011 for $1,758,807. This amount is included in related party advance. This reclassification would not have had an affect on Company earnings, the Company's aggregate indebtedness or basic capital requirement as shown on the accompanying Schedule 2 as of December 31, 2011.

4. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not excess 15 to 1. At December 31, 2011, the Company had net capital of $519,130, which was $419,130 in excess of its required net of $100,000. The Company's aggregate indebtedness to net capital ratio was 1.24710 to 1.

SCHEDULE 1

RESOURCE HORIZONS GROUP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
(Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)
December 31, 2011

TOTAL MEMBER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$ 2,445,179
LESS NON-ALLOWABLE ASSETS	
Advances to Related Party	(1,912,436)
Prepaid Expenses	(4,258)
Other Recievables	(3,655)
Subtotal Non Allowable Assets	(1,920,349)
NET INCOME	(5,700)
NET CAPITAL	$ 519,130

Reconciliation with Company's computation (included in part II of Form X-17A-5) as of December 31 2011

Net Capital, as reported in Company's part II (unaudited) FOCUS report	$ 671,506
Audit Adjustments:	
Accrued Loss on Litigation	(150,000)
Other Items (net)	(2,376)
Net Capital Per above	$ 519,130

SCHEDULE 2

RESOURCE HORIZONS GROUP, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS AND BASIC CAPITAL REQUIREMENT
(Pursuant to Rule 15c3-1 of the Securities and Exchange Act of 1934)
December 31, 2011

AGGREGATE INDEBTEDNESS		
Accrued Expenses	$	179,376
Advance Payments Received		146,620
Commissions Payable		321,411
TOTAL AGGREGATE INDEBTEDNESS	$	647,407
RATIO – Aggregate Indebtedness to Net Capital	$	1.24710
BASIC NET CAPITAL REQUIREMENT		
Net Capital (Schedule 1)	$	519,130
Minimum Net Capital Requirement (See Note A below) ($647,407 x 6 2/3% = $43,182)		100,000
EXCESS NET CAPITAL	$	419,130

Note A: Minimum capital requirement per Rule 15c3-1 is the greater of 6 2/3% of aggregate indebtedness or $100,000.

RESOURCE HORIZONS GROUP, LLC
STATEMENTS OF EXEMPTION FROM COMPLIANCE WITH RULE 15c3-3 AND STATEMENTS OF SUBORDINATED LIABILITIES
December 31, 2011

The Company is exempt from compliance with Rule 15c3-3 of The Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule, all transactions with and for customers are cleared on a fully disclosed basis with a clearing member, which carries all customer accounts and maintains and preserves all books and records pertaining thereto. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption during the year ended December 31, 2011.

The Company had no liabilities subordinated to the claims of creditors during 2011.

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL STRUCTURE

To the Member
Resource Horizons Group, L.L.C.
Atlanta, Georgia

In planning and performing our audit of the financial statements of Resource Horizons Group, L.L.C., for the year ended December 31, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including attests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the reserve requirements of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-3
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of controls and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

goldman & COMPANY CPAs
316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is deficiency or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected or corrected on a timely basis.

Our consideration on internal control was for the limited purpose described in the paragraphs 1-2 above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any weaknesses involving internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the first and second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company, CPAs, PC
February 24, 2012

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member
Resource Horizons Group, L.L.C.
Marietta, Georgia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Resource Horizons Group, L.L.C. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Resource Horizons Group, L.L.C.'s compliance with the applicable instructions of the reconciliation (Form SIPC-7). Resource Horizons Group, L.L.C.'s management is responsible for the its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compare the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no difference.

2. Compare the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011 to the revenues reported on the FOCUS reports for the year ended December 31, 2011, noting no differences.

3. Compare any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Prove the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company CPAs PC
February 24, 2012

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683